RMS

18005887

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-30426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Republic Securities of America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 E. Colonial Drive, Suite 100
(No. and Street)

Orlando	FL	32803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank L. Schrimsher, President — 407-423-7620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab & Company, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Avenue	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Frank L. Schrimsher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Republic Securities of America, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public (PERSONALLY KNOWN)

Notary Public State of Florida
Wanda L Penland
My Commission FF 120435
Expires 07/30/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPUBLIC SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2017

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Republic Securities of America, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Republic Securities of America, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Republic Securities of America, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Republic Securities of America, Inc.'s management. Our responsibility is to express an opinion on Republic Securities of America, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Republic Securities of America, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Republic Securities of America, Inc.'s auditor since 2014.

Maitland, Florida

February 3, 2018

REPUBLIC SECURITIES OF AMERICA, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and Cash Equivalents	$	17,936
Prepaid Expenses		1,589
Total Assets	$	19,525

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	$	-
STOCKHOLDERS' EQUITY		
Common Stock, $1 Par Value; 7,500 Shares Authorized; 1,000 Shares Issued and Outstanding	$	1,000
Paid-In Capital		85,100
Accumulated Deficit		(66,575)
Total Stockholders' Equity	$	19,525
Total Liabilities and Stockholders' Equity	$	19,525

See accompanying Notes to Financial Statements.

REPUBLIC SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Republic Securities of America, Inc. (the Company), a Florida Corporation, was organized and incorporated on August 24, 1983, for the purpose of engaging in various broker-dealer activities as regulated by the Financial Industry Regulation Authority.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents in a bank deposit account which, at times, may exceed federally insured limits; however, the Company has not experienced any losses in such accounts.

Revenue Recognition

The Company's business is the sale of private placements and are recognized when earned.

Income Taxes

The Company has elected to be taxed as an "S" corporation pursuant to Section 1362(a) of the Internal Revenue Code. As an "S" corporation, the Company's taxable income or loss is passed through the Company to the individual stockholders. Accordingly, no provision for income taxes has been presented in the accompanying financial statements.

The Company adopted the income tax standard for uncertain tax positions and determined it has no uncertain tax positions as of December 31, 2017. The Company recognizes accrued interest and penalties, if any, associated with uncertain tax positions in "taxes and licenses" in the accompanying financial statements.

The Company files income tax returns in the United States federal jurisdiction. The Company is generally not subject to United States federal income tax examinations by tax authorities for years prior to 2014, with certain exceptions as described in the Internal Revenue Code.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REPUBLIC SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 3, 2018, the date the financial statements were available to be issued.

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1.

At December 31, 2017, the Company had net capital of $17,936, which was $12,936 in excess of its required net capital of $5,000. The Company's net capital ratio was .00 to 1 at December 31, 2017.

In addition, Rule 15c3-1(d) also provides that the ratio of subordinated liabilities to net capital not exceed 15 to 1. There is no computation required under this rule as the Company had no subordinated liabilities at December 31, 2017.

NOTE 3 RELATED PARTY TRANSACTIONS

The Company has an agreement with Schrimsher Management, Inc. (the Management Company) to receive clerical and rental services from the Management Company for no fees. These expenses are minimal and the Company has no obligation to the Management Company whatsoever. However, because the shareholders of the Company and the Management Company are the same, the shareholders of the Company chose to make a payment of $68,000 to the Management Company in June of 2017.

During 2017, the Company's revenue was derived from two underwriting deals for a partnership investment in which the Company's stockholders are also investors. The Company earned a 4% commission on amounts invested in these deals, of which $19,480 was earned on investments by the Company's stockholders and a related party.

NOTE 4 COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.